Goodrich Petroleum Corporation

801 Louisiana St., Suite 700

Houston, Texas 77002

(713) 780-9494

May 15, 2017

Via EDGAR

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statements on Form S-3 (Registration No. 333-217675); Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (Registration No. 333-215051); and Post-Effective Amendment No. 1 to Form S-1 (Registration No. 333-216015) of Goodrich Petroleum Corporation

Dear Mr. Schwall:

On behalf of Goodrich Petroleum Corporation (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statements be accelerated to 4:00 p.m., Washington, D.C. time, on May 17, 2017, or as soon thereafter as practicable. As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you need any additional information, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Securities and Exchange Commission

May 15, 2017

Very truly yours,

Goodrich Petroleum Corporation

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Executive Vice President, General Counsel and Corporate Secretary